Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

REJECT THE TECK OFFER

Important Legal Information INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S DIRECTORS' CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO'S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors' Circular (the "Circular") filed by Inco Limited ("Inco") on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled "Caution Regarding Forward-Looking Statements", "Information Regarding Falconbridge and Teck" and "Schedule B Important Information Regarding Inco's Ore Reserves and Mineral Resources" including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited ("Falconbridge") entitled "Risks Related to the Offer". This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. Forward-Looking Statements This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "potential", "expect", "forecast", "estimate", "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors' Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco's offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof. In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date of this presentation

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the Directors' Circular, the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. Information relating to each of Falconbridge and Teck was derived from publicly available documents and filings by Falconbridge and Teck with applicable securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Scott M. Hand Chairman and Chief Executive Officer

In the summer of 2005, the Board of Directors of Inco evaluated a number of strategic alternatives, including potential combinations with Falconbridge and Teck After careful consideration, the Board determined a transaction with Falconbridge was the best available alternative for Inco Shareholders, and as a result a friendly takeover offer was announced on October 11, 2005 On May 23, 2006, Teck commenced an unsolicited offer for Inco, conditional on the Falconbridge transaction being terminated Having carefully reviewed the Teck Offer, the Board unanimously recommends that Inco Shareholders REJECT the Teck Offer and NOT tender their shares Reject The Teck Offer

Reasons For The Board's Recommendation The Teck Offer fails to recognize the strategic value of Inco's world-class assets and growth prospects The proposed Teck-Inco combination would be dilutive to Inco's asset quality The Board believes that the Teck Offer does not reflect an adequate premium for control of Inco The Falconbridge Transaction will create superior value for Inco Shareholders compared with the Teck Offer The timing of the Teck Offer is opportunistic and disadvantageous to Inco Shareholders

Reasons For The Board's Recommendation (Continued) Teck's dual-class share structure prejudices Inco Shareholders The proposed Teck-Inco combination lacks industrial logic and offers few synergies The Teck Class B Subordinate Voting Shares offered to Inco Shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco Shares Inco's Financial Advisors have each provided written opinions to the Board that the consideration being offered pursuant to the Teck Offer is, as of the date of such opinions, inadequate from a financial point of view to the Inco Shareholders

Summary of the Unsolicited Offer Assuming full pro ration, Inco Shareholders would receive C$28.00 in cash and 0.6293 of a Teck Class B Subordinated Voting Share Current value of C$ 72.57(a) and not C$78.50 Investors electing all cash will most likely not receive C$78.50 in value The Teck Offer Offer Period Conditions Consideration Mix (a) Cash Class B Subordinate Voting Shares Expires July 24, 2006 (8:00pm EST), unless extended or withdrawn Falconbridge Transaction is terminated Not less than 66 2/3% of Inco shares tendered Waiver of Rights Plan / regulatory approvals / no Material Adverse Effect Based on Teck's closing price on May 26, 2006; assuming full pro ration.

Strategic Value of Inco's World Class Assets Large scale, long life and low cost operations Substantial resource base in the world's top Nickel belts Unrivalled project pipeline Expected to increase Nickel production by 48% by 2009(a) Voisey's Bay (production commenced 2006) and Goro (late 2007/early 2008) comprise two of the world's largest Nickel projects Profitability underpinned by high margins and declining cash costs per unit Premium products for higher value-added, differentiated applications (e.g. alloys, plating, other specialty products) Inco believes that it is the only major public mining company expected to REDUCE cash costs this year Strong Nickel market fundamentals Projected supply/demand deficit expected for next several years Strong financial profile ~$750 million cash on balance sheet, with significant cash flow generation expected and 26% debt-to-capitalization ratio at March 31st, 2006 Source: Inco management estimates; includes nickel intermediate products sold to third parties, finished nickel produced by Inco from third party feeds, and finished nickel returned to Inco pursuant to third party toll smelting and refining arrangements.

Large Scale, Long Life and Low Cost Nickel Assets Operations Growth Project Proven & Probable Ore Reserves Measured & Indicated Mineral Resources Inferred Mineral Resources Manitoba Operations (100%)(b)(d) Thompson ~15 years mine life (reserves only) Ontario Operations (100%)(d) Sudbury ~29 years mine life (reserves only) Goro (72%)(c) New Caledonia ~30 years mine life (reserves only) Voisey's Bay (100%) Newfoundland and Labrador ~14 years mine life (reserves only) PT Inco (61%)(c) Indonesia ~27 years mine life (reserves only) Note: Figures in millions of metric tonnes. Please refer to Schedule B of the Directors' Circular - Important Information Regarding Inco's Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to ''mineral resources'', ''measured mineral resources'', ''indicated mineral resources'' and ''inferred mineral resources'', which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable. At Inco's Manitoba operations, mine life assumes operations of the mine and mill only for the period from 2016 to 2022. The ore reserves and mineral resources reflected in the charts for PT Inco and Goro are the total ore reserves and total mineral resources at these projects of which Inco owns 61% and 72%, respectively, as at March 31, 2006. Production at the Ontario and Manitoba operations decreases over the mine life based on ore reserves only; however, Inco expects to continue to convert mineral resources in its inventory into ore reserves and add additional mineral resources through its ongoing exploration programmes to maintain current production levels. Contained Nickel in Ore Reserves and Mineral Resources (a) Inco's Ore Reserves and Mineral Resources

Attractive Growth Prospects Finished Primary Nickel Production (000 Tonnes)(a) Inco Planned Nickel Production Growth (000 Tonnes)(b) Norilsk (Russia) Inco (Canada) BHP Billiton (UK - Australia) Falconbridge (Canada) Jinchuan (China) Eramet (France) 2005 (actual) 243 205 145 114 90 60 2006 (estimated) 245 230 149 115 102 68 2005 2006E 2007E 2008E 2009E 221 256 283 295 326 Inco's robust growth profile likely puts the Company on track to become the world's largest producer of finished Nickel Source: Nickel Quarterly Report, CRU Analysis, April 2006, Chapter 2, Table 2.6 ("Finished Primary Nickel Production by Company 2005-2010") and Table S.13. Source: Inco management estimates. Includes nickel intermediate products sold to third parties, finished nickel produced by Inco from third party feeds, and finished nickel returned to Inco pursuant to third party toll smelting and refining arrangements. Difference in production number due primarily to 20% of PT Inco's production distributed in intermediate form to Sumitomo

Unrivalled Project Pipeline Voisey's Bay Goro Bahodopi Goro Expansion Sorowako HPAL 2006 2007 2008 2009 2010 2011 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa Inco December 2005: Commenced production at Voisey's Bay Late 2007 / early 2008: Begin production at Goro Additional expansions at existing operations (e.g., PT Inco, Sudbury) Teck No new publicly announced metal mining projects expected to commence production in the near term Note: Schedule based on Inco management estimates. 2014 2015

Profitability Underpinned by High Margins and Declining Cash Costs per unit Inco believes it is the only major, publicly traded metals & mining company with declining costs in absolute terms this year Despite $75 per barrel oil and C$0.90 per USD Inco is already a low cost producer Voisey's Bay and Goro have Inco positioned to move further down the cost curve Nickel Unit Cash Cost Per Pound After By-Product Credits(a) $2.35-$2.40 2006E $2.65 2005A Source: Inco Management. Net of by-product credits including external feeds. Nickel unit cash cost after by-product credits is a non-GAAP measurement. For further information, including a reconciliation of the 2005 amount, please see Inco's 2005 Annual Report on Form 10K. Source and Copyright: Brook Hunt; chart excludes Norilsk and Jinchuan. 2005 Nickel Production and C1 Cash Cost by Company (b) cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Inco

Strong Financial Profile Substantial portion of convertible debt treated as equity. 1st Qtr 04 1076 05 958 Q1/06 751 1st Qtr 04 30 05 28 Q1/06 26 Cash Position ($ millions) Debt-to-Capitalization Ratio

Nickel Market Fundamentals Remain Strong 2000 2001 2002 2003 2004 2005E 2006E 2007E 2008E 2009E 2010E Demand (5.0% per annum) 1110 1085 1167 1244 1264 1316 1382 1451 1523 1600 1680 2005 Supply 1098 1148 1176 1204 1258 1290 1290 1290 1290 1290 1290 Inco Increase 0 29.334 47.114 75.097 104.624 104.879 Other Brownfield 15.334 73.55 70.673 115.093 126.247 Greenfield 6 26 109.1 201.4 Demand (6% per annum) 1110 1085 1167 1244 1264 1316 1395 1479 1567 1661 1761 Demand (6.5% per annum) 1110 1085 1167 1244 1264 1316 1402 1493 1590 1693 1803 World Nickel Production Forecast(a) Nickel demand growth from 2005 will be limited by supply New project development is not keeping pace with demand growth Market in Deficit Source: Inco management estimates - Please refer to page 10 of Directors' Circular.

A Teck/Inco Combination Would Be Significantly Dilutive to Inco's Asset Quality Teck's Copper Teck's Zinc Teck's Metallurgical Coal Teck's Development Projects Highland Valley (66% of Teck's Copper Production)(a) scheduled to close in just seven years Other copper asset is Antamina 22.5% minority interest(b) Diminished by royalty payment to Falconbridge(b) Falconbridge owns 33.75%(b) Economic interest in Red Dog (Teck's largest zinc mine) expected to decline(c) substantially over time, beginning potentially as early as 2007 Four to five year mine life at 50% owned Lennard Shelf(d) Pend Oreille scheduled to close in 2012(e) Elk Valley is a relatively high cost producer 1,000 kilometers in-land Substantial distance from key Asian markets Modest operating profit prior to 2005 Oil Sands is ONLY significant development project 15% interest Earn-in agreement where must contribute 34% of the first $2.5 billion in capital expenditures Not metals and mining related Source: Teck 2005 Annual Report at page 36. Source: Teck 2005 Annual Information Form at pages 14 and 15. Source: Teck 2005 Annual Report at page 19. Source: Teck March 31, 2006 Quarterly Report at page 10. Source: Teck 2005 Annual Information Form at page 9.

A Teck/Inco Combination Would Be Significantly Dilutive to Inco's Asset Quality Copper Zinc Nickel East 249 284 164 Commodity Price Performance Current Spot Prices As Percentage of Historical Averages Copper Zinc Nickel East 317 340 207 Copper Nickel Zinc 5/25/2001 1 1 1 5/28/2001 1 1 1 5/29/2001 0.987062072975723 1.004563004563 0.987030532288571 5/30/2001 0.974850995784271 0.999297999297999 0.993785463388273 5/31/2001 0.96860008722198 0.990522990522991 0.988111321264523 6/1/2001 0.962639918592819 0.981045981045981 0.992434477168333 6/4/2001 0.959587149294956 0.984906984906985 0.979465009456904 6/5/2001 0.966855647623201 0.996138996138996 0.981896784652797 6/6/2001 0.971362116586713 1.01263601263601 0.985949743312618 6/7/2001 0.961331588893735 0.990873990873991 0.974331261821129 6/8/2001 0.945777002471289 0.972972972972973 0.968927316941367 6/11/2001 0.943305713039686 0.969111969111969 0.973790867333153 6/12/2001 0.936037214711441 0.962793962793963 0.96703593623345 6/13/2001 0.926588166884722 0.93962793962794 0.964874358281546 6/14/2001 0.933711295246402 0.948753948753949 0.970818697649284 6/15/2001 0.930513155981974 0.943839943839944 0.976222642529046 6/18/2001 0.923680767553423 0.918567918567919 0.969737908673332 6/19/2001 0.9366186945777 0.921375921375921 0.970818697649284 6/20/2001 0.923680767553423 0.899262899262899 0.95703863820589 6/21/2001 0.92208169792121 0.8999648999649 0.955147257497973 6/22/2001 0.928187236516936 0.883116883116883 0.958389624425831 6/25/2001 0.918447448757087 0.87995787995788 0.950553904350176 6/26/2001 0.91379560982701 0.876798876798877 0.951634693326128 6/27/2001 0.918011338857392 0.877851877851878 0.956498243717914 6/28/2001 0.913068759994185 0.871182871182871 0.958389624425831 6/29/2001 0.901439162668993 0.85012285012285 0.939746014590651 7/2/2001 0.904346562000291 0.853983853983854 0.938935422858687 7/3/2001 0.914377089693269 0.852228852228852 0.934612266954877 7/4/2001 0.904491931966856 0.848367848367848 0.93136990002702 7/5/2001 0.898677133304259 0.846261846261846 0.931910294514996 7/6/2001 0.900857682802733 0.851877851877852 0.935152661442853 7/9/2001 0.899985463003343 0.845910845910846 0.936503647662794 7/10/2001 0.896641953772351 0.841347841347841 0.925965955147258 7/11/2001 0.90492804186655 0.853281853281853 0.926776546879222 7/12/2001 0.899258613170519 0.84977184977185 0.927857335855174 7/13/2001 0.892716964675098 0.841347841347841 0.915698459875709 7/16/2001 0.898241023404565 0.835731835731836 0.910564712239935 7/17/2001 0.896496583805786 0.829413829413829 0.910294514995947 7/18/2001 0.901584532635557 0.854334854334854 0.92137260199946 7/19/2001 0.887047535979067 0.844155844155844 0.915968657119697 7/20/2001 0.878761447884867 0.833625833625834 0.912456092947852 7/23/2001 0.87352812908853 0.828711828711829 0.915968657119697 7/24/2001 0.867713330425934 0.824850824850825 0.917319643339638 7/25/2001 0.851722634103794 0.802386802386802 0.91272629019184 7/26/2001 0.862770751562727 0.791154791154791 0.911375303971899 7/27/2001 0.864805931094636 0.80975780975781 0.912456092947852 7/30/2001 0.853612443669138 0.803439803439803 0.910294514995947 7/31/2001 0.854048553568833 0.796419796419796 0.904079978384221 8/1/2001 0.852013374036924 0.780975780975781 0.905971359092137 8/2/2001 0.86611426079372 0.794313794313794 0.91272629019184 8/3/2001 0.854193923535398 0.787995787995788 0.90705214806809 8/6/2001 0.848669864805931 0.776061776061776 0.891110510672791 8/7/2001 0.839511556912342 0.767286767286767 0.885706565793029 8/8/2001 0.837476377380433 0.743067743067743 0.882464198865172 8/9/2001 0.830353249018753 0.736047736047736 0.886517157524993 8/10/2001 0.837621747346998 0.733590733590734 0.887597946500946 8/13/2001 0.83413286814944 0.737802737802738 0.880843015401243 8/14/2001 0.828899549353104 0.743418743418743 0.884625776817076 8/15/2001 0.839802296845472 0.773253773253773 0.903809781140232 8/16/2001 0.83529582788196 0.762723762723763 0.896514455552553 8/17/2001 0.857392062799826 0.804843804843805 0.900837611456363 8/20/2001 0.866841110626545 0.811863811863812 0.915698459875709 8/21/2001 0.852013374036924 0.783783783783784 0.891921102404755 8/22/2001 0.855066143334787 0.796770796770797 0.891110510672791 8/23/2001 0.863061491495857 0.797472797472797 0.893812483112672 8/24/2001 0.856810582933566 0.793962793962794 0.897325047284518 8/27/2001 0.856810582933566 0.793962793962794 0.897325047284518 8/28/2001 0.875999418520134 0.800982800982801 0.900567414212375 8/29/2001 0.866550370693415 0.786942786942787 0.882194001621183 8/30/2001 0.873237389155401 0.775008775008775 0.891650905160767 8/31/2001 0.857392062799826 0.764478764478765 0.890029721696839 9/3/2001 0.845326355574938 0.757107757107757 0.885976763037017 9/4/2001 0.845035615641808 0.739206739206739 0.891110510672791 9/5/2001 0.843436546009594 0.733239733239733 0.885706565793029 9/6/2001 0.837767117313563 0.71007371007371 0.880302620913267 9/7/2001 0.833406018316616 0.714636714636715 0.872466900837611 9/10/2001 0.821194941125164 0.703755703755704 0.868143744933802 9/11/2001 0.8264282599215 0.704457704457705 0.871926506349635 9/12/2001 0.824829190289286 0.716742716742717 0.875709267765469 9/13/2001 0.823084750690507 0.712179712179712 0.868143744933802 9/14/2001 0.828318069486844 0.728325728325728 0.876790056741421 9/17/2001 0.832824538450356 0.714285714285714 0.867062955957849 9/18/2001 0.831080098851577 0.718848718848719 0.871656309105647 9/19/2001 0.820613461258904 0.705861705861706 0.865441772493921 9/20/2001 0.815670882395697 0.67988767988768 0.843285598486895 9/21/2001 0.821194941125164 0.672867672867673 0.832747905971359 9/24/2001 0.826573629888065 0.669357669357669 0.829235341799514 9/25/2001 0.824102340456462 0.684099684099684 0.838151850851121 9/26/2001 0.829626399185928 0.688662688662689 0.8454471764388 9/27/2001 0.825556040122111 0.678834678834679 0.840043231559038 9/28/2001 0.827736589620584 0.683397683397683 0.844636584706836 10/1/2001 0.811891263265009 0.677079677079677 0.833558497703323 10/2/2001 0.815961622328827 0.682695682695683 0.833288300459335 10/3/2001 0.81130978339875 0.682695682695683 0.82977573628749 10/4/2001 0.81043756359936 0.691821691821692 0.829235341799514 10/5/2001 0.802587585404855 0.668655668655669 0.827614158335585 10/8/2001 0.809274603866841 0.684801684801685 0.832477708727371 10/9/2001 0.800843145806077 0.701298701298701 0.830316130775466 10/10/2001 0.805640354702718 0.720603720603721 0.827614158335585 Source: DataStream, Thomson Financial Copper and Zinc are inflated relative to their long term averages Inco management believes the best days for nickel are yet to come

Inadequate Control Premium Average Precedent Take-Over Premiums(a) Metals & Mining Unsolicited All Industries Unsolicited Metals & Mining Metals & Mining Unsolicited All Industries Unsolicited Metals & Mining Premium for Canico Premium for WMC East 50 34 54 46 51 59 56 46 Global Transactions Canadian Transactions Premium offered is substantially below historical precedents In the event that Inco were to receive the $450 break fee (~C$2.17 per Inco share), Teck would fund approximately 30% of its current premium Original Teck Premium of 20% Current Teck Premium of 11% Recent Nickel Transactions (b) (c) (c) (d) (e) Precedent take-over premiums based on target's unaffected stock price, generally 20 trading days prior to announcement date. Source: Thomson Financial and other publicly available information. Source: Thomson Financial and other publicly available information for transactions greater than $1.0 billion from January 1, 2000 to May 16, 2006. Source: Thomson Financial and other publicly available information for transactions greater than $500 million from January 1, 2000 to May 16, 2006. Premium represented by the Implied Offer Price of the Teck Offer as at May 5, 2006 relative to the closing price of the Inco Shares as at May 5, 2006, the last trading day prior to the announcement of the Teck Offer. Premium represented by the Implied Offer Price of the Teck Offer as of May 26, 2006, the last trading day on the TSX prior to the date of this Directors' Circular, relative to the closing price of Inco Shares as at May 5, 2006, the day prior to the announcement of the Teck Offer.

Opportunistic Timing The stock consideration offered by Teck represents a lower exchange ratio than the historical exchange ratio of Inco/Teck for virtually any time over the past five years Implied Economic Ownership (b) Inco 76% 73% 66% 52% Implied Voting Ownership (b) Inco 51% 46% 38% 26% Under the Teck Offer, Inco Shareholders would receive 0.9776 Teck Class B Subordinate Voting Shares plus Cdn.$0.05 in cash for each Inco share held. Assumes for simplicity of illustration the equivalent to Teck's Offer as 100% stock consideration, 231 and 217 fully diluted shares outstanding for Inco and Teck, respectively, and no limit to the maximum amount of Teck Shares issued. Share Exchange Ratio (Inco / Teck)

Class A Shares Teck Subordinated Class B Holders Total Inco 1 59 40 Teck's Dual-Class Structure Prejudices Inco Shareholders Teck Class A multiple voting shares carry 100 votes per share Creates governance structure whereby a combined Teck/Inco would be approximately 57% controlled by a small group of shareholders with less than 1.5% of the economic interests Class B Subordinated Voting Shares are not listed on a U.S. market Less liquid than Inco Lower analyst following and profile among U.S. investors Premium does not compensate for loss of Inco's 1 vote / 1 share structure Pro Forma Economic Interest Pro Forma Voting Interest Class A Shares 1% Total Inco 40% Note: Please refer to Directors' Circular page 18 for description of calculations. Teck Subordinated Class B Holders 59% Keevil Holdings Sumitomo CDP Other(a) Teck Subordinated Class B Holders Total Inco 26 9 9 12 26 18 Teck Subordinated Class B Holders 26% Total Inco 17% Keevil Holdings 26% Sumitomo 9% CDP 9% Other 12%

Teck/Inco Combination Lacks Industrial Logic And Offers Few Synergies Combination with Teck offers no apparent immediate operational synergies Operations are geographically dispersed Little overlap in metal production Identified synergies are significantly lower than those identified by Inco and Falconbridge With over 75 years of mining experience on site, Inco and Falconbridge are acutely aware of what it takes to deliver synergies in Sudbury Identified synergies are not dependent on, or unique to, Teck Teck also claims applying the CESL process to Voisey's and Manitoba will generate "several hundreds of millions of dollars" in synergies Inco's Pressure Oxidative Leaching ("POL") hydromet process has been put into practice at demonstration plant Inco reviewed CESL in the past, and chose POL Inco knows nickel ? Teck does not Synergies Identified by Teck are Speculative

Teck/Inco Combination Lacks Industrial Logic And Offers Few Synergies Leading global nickel producer Low cost producer High quality/long life asset base Inco Teck Relatively high cost assets Short reserve life in key operations Diminishing economic interest in key assets Teck is Opportunistically Attempting to Upgrade its Asset Quality without Adequately Compensating Inco's Shareholders Fundamentals of Underlying Metals Growth Profile Corporate Governance Synergies identified by Teck are speculative Significantly lower than Inco / Falconbridge synergies Are not dependent on, or unique, to Teck Attractive underlying metals Favorable market fundamentals Inflated stock price relative to Inco Inco believes that the underlying fundamentals for zinc and coal prices are less attractive than Nickel going forward Compelling growth profile Voisey's Bay / Goro Limited growth prospects Transparent and liquid investment vehicle with all shareholders enjoying equal voting rights Dual class share structure prejudices class B Subordinated Voting Shareholders Synergies Identifies tangible & attainable synergies in evaluating acquisitions Asset Quality & Market Position

The Inco/Falconbridge Transaction Will Create Superior Value The New Inco will have an unrivalled project pipeline ~1 billion pounds of nickel by 2009 - largest in the world ~2.6 billion pounds of copper by 2011 Unique, tangible and immediately realizable operating and corporate synergies Approximately $550 million average annual run-rate(a), >$3.5 billion Net Present Value(b) Only available to combined entity Inco believes there is likely to be further upside beyond Sudbury (VBN / Raglan; Goro / Koniambo, etc.) Immediately accretive to cash flow and earnings Attractive product and geographic diversification Strong case for premium multiple for New Inco Attractive opportunity to participate in the growth and potential upside of leading North American miner for both sets of shareholders No subordinate voting share structure (1 share = 1 vote) No constraints on future participation in industry consolidation Estimated average annual pre-tax run-rate synergies. After tax, assuming a 7% discount rate.

The Inco/Falconbridge Transaction Will Create Superior Value Inco + Falconbridge Teck + Inco Nickel 5826.36 3672.9 Copper 4939.74 1714.02 Aluminum 1139.94 1224.3 Zinc 506.64 979.44 Precious 253.32 408.1 Cobalt & Other 126.66 163.24 46% 39% 9% 4% 2% 1% 45% 21% 15% 12% 5% 2% Total $12,666 Total $8,162 Inco/Falconbridge focuses on two of the best metals: Nickel and Copper Zinc and Coking Coal are less attractive Pro Forma Sales by Metal, 2005 (in $ millions) (a) (b) Source: Inco 2005 Annual Report and Falconbridge 2005 Annual Report. Source: Teck 2005 Annual Report and Inco 2005 Annual Report.

2005 2011E East 287 460 West 1199 2340 North The Inco/Falconbridge Transaction Will Create Superior Value New Inco (Millions of pounds of copper) 86% growth 1,400 2,600 Falconbridge Falconbridge Inco Superior growth in the best metals (Millions of pounds of Nickel) 2005 2009E Inco 487 710 Falconbridge 250 250 North 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth Source: Inco management

The Inco/Falconbridge Transaction Will Create Superior Value Cash flow(a) Earnings(a) Significantly accretive year one Accretive year one Net asset value(b) New Inco Accretive Based on May 12, 2006 First Call consensus mean estimates. Using Inco's internal commodity forecasts. Inco expects to retain its investment grade credit rating

Higher Prices and New Projects Increase Synergies by $200 MM SG & A $110 - - $110 Feed flow optimization 120 55 30 205 Cost and other improvements 90 - 10 100 Maximizing throughput 30 25 80 135 TOTAL $350 $80 $120 $550 NPV of Synergies(c) $2.5 bn $3.5 bn October 2005(a) May 2006(b) $550 million annual pre-tax run rate within 24 months of closing New Projects Price Changes The Inco/Falconbridge Transaction Will Create Superior Value Then calculated based on 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper. Based on Inco's internal commodity forecasts. After tax synergies, assuming a 7% discount rate. (In millions, unless otherwise specified)

Strathcona Mill Feed Flow Optimization - Falconbridge's Strathcona mill to be dedicated to processing high copper ores - improved nickel, copper, and platinum group metals recoveries - $10 million All Falconbridge Mines Nickel Concentrate Copper Concentrate Strathcona Mill Falconbridge High-Cu Ore Copper Concentrate Nickel Concentrate Inco High-Cu Ore May 2006 Plan Existing Operation Feed Flow Optimization

Inco Falconbridge Examples of Operational Synergies Continuing optimization of Sudbury North Range mine plans continue to yield substantial results - $40 million of $550 million CROSS-SECTION Production from 3 new orebodies and substantial additional tonnages from 2 orebodies identified in October 2005 accelerated utilizing the combined infrastructure at our Coleman/McCreedy and Fraser/Strathcona mines Note: Information related to the Falconbridge orebodies is based on information from Falconbridge. Bringing forward mine development in Thompson and additional mine development in Sudbury - $30 million of the $550 million

Teck is Opportunistically Attempting to Upgrade its Asset Quality without Adequately Compensating Inco's Shareholders REJECT THE TECK OFFER